

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2025

Elad Tzubery
Chief Financial Officer
Perion Network Ltd.
2 Leonardo Da Vinci Street
Tel Aviv, Israel 6473309

> **Re: Perion Network Ltd.**
> **Form 20-F for the Year Ended December 31, 2024**
> **Response dated September 11, 2025**
> **File No. 000-51694**

Dear Elad Tzubery:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Technology